

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Steve Jones
Chief Financial Officer
ScanSource, Inc.
6 Logue Court
Greenville, South Carolina 29615

      Re: ScanSource, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2021
           Filed August 24, 2021
           File No. 000-26926

Dear Mr. Jones:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services